UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 2024

Commission File Number 0-26005

MICROMEM TECHNOLOGIES INC.

121 Richmond Street West, Suite 602, Toronto, ON M5H 2K1

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]     Form 40-F [  ]

             [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [  ]     No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):        N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-134309) of Micromem Technologies Inc. and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Micromem Technologies Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

By: /s/ Joseph Fuda
Date: January 30, 2024	Name: Joseph Fuda
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description

99.1	Consolidated Financial Statements for the years ended October 31, 2023, 2022 and 2021
99.2	Management's Discussion and Analysis for the years ended October 31, 2023
99.3	Form 52-109F1 Certification of Annual Filings Full Certificate - CEO
99.4	Form 52-109F1 Certification of Annual Filings Full Certificate - CFO
99.5	OSC Form 13-502F1 Class 1 and Class 3B Reporting Issuers - Participation Fee
99.6	ASC Form 13-501F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers Participation Fee Management Certification